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kblauch@sidley.com (212) 839 5548	FOUNDED 1866

December 4, 2015
M. Hughes Bates, Esq.
Special Counsel
Division of Corporation Finance
Office of Structured Finance
 United States Securities and Exchange Commission
100 F Street, N.E.
 Washington, DC  20549

Re:	Morgan Stanley Capital I Inc.
Amendment No. 2 to Registration Statement on Form SF-3
Filed November 4, 2015
File No. 333-206582

Dear Mr. Bates:

On behalf of Morgan Stanley Capital I Inc. (the “Registrant”), we thank you for your comment concerning the Pre-Effective Amendment No. 2 to the Registration Statement on Form SF-3 filed by the Registrant on November 4, 2015 (the “Amended Registration Statement”).  We have reviewed and discussed your comment with representatives of the Registrant, which has instructed us to submit the response set forth in this letter on its behalf.

The Registrant hereby confirms that, if any transaction under the above-referenced Registration Statement on Form SF-3 includes a form of credit enhancement other than the subordination of certain classes of certificates to certain other classes of senior certificates, it will file a post-effective amendment to the Registration Statement on Form SF-3 to include information with respect to such other form of credit enhancement.

In addition, the Registrant hereby acknowledges that:

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should the Securities and Exchange Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

M. Hughes Bates

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the action of the Securities and Exchange Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (212) 839-5548 or kblauch@sidley.com with any questions or comments.  Thank you for your time and attention with respect to this matter.

Sincerely,

/s/ Kevin C. Blauch

Kevin C. Blauch

cc:	Kevin Ng, Morgan Stanley
Tejal Wadhwani, Morgan Stanley
Jane Lam, Morgan Stanley